[Accenture SCA Letterhead]

October 21, 2009

VIA EDGAR

Re:	Accenture SCA
Preliminary Information Statement on Schedule 14C
Filed October 9, 2009
File No. 000-49713

Michael F. Johnson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Johnson:

Accenture SCA (the “Company”) submits the following responses to your letter dated October 16, 2009 regarding the Securities and Exchange Commission Staff’s review of Accenture SCA’s Preliminary Information Statement on Schedule 14C filed on October 9, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. For your convenience, we have also included the proposed changed pages in Annex A hereto.

General

1.	Please revise your filing to briefly discuss the reasons for (i) seeking authority to pay up to a certain amount taken from the company’s distributable reserves as interim dividends, (ii) replacing Accenture Ltd with Accenture plc as general partner of the company, and (iii) seeking approval for the renewal of the authorization and empowerment granted to the company’s general partner with respect to the authorized share capital of the company. In order to provide balanced disclosure, please also disclose any significant disadvantages relating to taking these actions.

In response to the Staff’s comment, we will include in the Company’s definitive information statement additional discussion of the reasons for each of the annual general meeting agenda items indicated above and any significant disadvantages relating to taking these actions. The proposed additional disclosure for each item is indicated in underlined text below.

•	In response to (i), we have added the following language on page 7 as the second paragraph under Item No. 2:

In September 2009, the Board of Directors of Accenture plc announced a move to declare and pay cash dividends on a semi-annual basis beginning in fiscal 2010. As a result, the Company also intends to begin paying cash dividends on its shares on a semi-annual basis. Under Luxembourg law any such dividend payments must be funded through profits of the year or a distribution from the distributable reserves of the Company. This authorization would permit payment of interim dividends from the Company’s distributable reserves. Approval of this proposal would mean that shareholders would not be asked to separately approve any such interim dividends if made from distributable reserves prior to the next annual general meeting.

•	In response to (ii), we have added the following language on page 8:

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on the replacement of Accenture Ltd (the parent company of Accenture prior to September 1, 2009) by Accenture plc (the parent company of Accenture since September 1, 2009) as general partner of the Company. As a result of Accenture plc having become Accenture’s parent company in connection with the Transaction, the replacement of Accenture Ltd, which was the parent company of Accenture prior to September 1, 2009, with Accenture plc is necessary in order to mirror the structure prior to September 1, 2009. Historically our general partner has been the publicly traded reporting company of the Accenture group of companies, which is currently Accenture plc. We believe that it is in the best interests of our shareholders to continue that structure. In addition, Accenture Ltd previously announced that it intends to wind down its affairs subsequent to the Transaction.

•	In response to (iii), we have added the following language on page 8:

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on the renewal of the authorization and empowerment granted to the Company’s general partner with respect to the authorized share capital of the Company. Luxembourg corporate law requires that shareholders approve in advance the delegation of authority from them to the general partner of the Company to determine the amount of authorized share capital, authorize any increases to authorized share capital, issue shares without reserving subscription rights to all or part of the existing shareholders and determine any conditions attaching to any subscription of shares. The delegation of authority may be given for a period not to exceed five years.

The current articles of association of Accenture SCA contemplate that the authorization and empowerment to the Company’s general partner with respect to the authorized share capital of the Company will end on June 28, 2010, prior to the next annual general meeting of the Company’s shareholders. This amendment would renew this authorization and empowerment for another five-year period (i.e., until November 17, 2014), except that the authorization will apply to Class I shares only in contemplation of the reclassification of Class II and Class III shares into Class I shares outlined in extraordinary item no. 1. Approval of this proposal would mean that shareholders would not be asked to separately approve any such authorizations prior to November 17, 2014.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******************

Please do not hesitate to call Richard Buchband at (312) 693-4544 or Jenny Lauth at (312) 693-5987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE SCA

By:	/S/ RICHARD BUCHBAND
Richard Buchband

cc:	Securities and Exchange Commission
Maryse Mills-Apenteng

ANNEX A

ITEMS OF BUSINESS FOR THE ANNUAL GENERAL MEETING

On September 1, 2009, Accenture Ltd, the general partner of Accenture SCA, and Accenture plc completed a transaction effected by way of a scheme of arrangement under Bermuda law (the “Scheme of Arrangement”) pursuant to which each holder of Accenture Ltd Class A common shares or Class X common shares outstanding immediately prior to the effectiveness of the Scheme of Arrangement received one Accenture plc Class A ordinary share or Class X ordinary share in exchange for each outstanding Accenture Ltd Class A common share or Class X common share, as applicable, and cash for any fractional shares (the “Transaction”). As a result of the Transaction, Accenture Ltd became a direct, wholly-owned subsidiary of Accenture plc. In addition, the outstanding Accenture SCA Class I common shares became redeemable for, at the election of Accenture SCA, cash or Accenture plc Class A ordinary shares instead of Accenture Ltd Class A common shares. In a transfer completed on October 13, 2009 and effective the date of the Transaction, Accenture Ltd transferred to Accenture plc all but one of the Accenture SCA Class II and Accenture SCA Class III common shares (including Accenture SCA Class III letter shares) that it previously held.

The agenda for the Annual General Meeting set forth below includes the six extraordinary and eight ordinary items of business. Extraordinary items nos. 1, 3 and 6 relate to the Transaction described above and the replacement of Accenture Ltd by its parent Accenture plc as the general partner of the Company. Extraordinary item no. 2 and ordinary item no. 4 relate to the approval by the Board of Directors of Accenture plc of a move to declare and pay cash dividends on a semi-annual basis beginning in fiscal 2010. Extraordinary item no. 4 relates to the renewal of certain authorizations of the general partner of Accenture SCA with respect to the authorized share capital of the Company. Extraordinary item no. 5 relates to the lapsing of certain transfer restrictions contained in the Accenture SCA articles of association. The remainder of the ordinary items relate to matters required to satisfy Luxembourg law requirements or requirements under Accenture SCA’s articles of association or minor conforming changes. The proposed amendments to Accenture SCA’s articles of association will be effective in respect of the shareholders of Accenture SCA upon passage by the shareholders of the proposed amendments at the meeting. The text of the proposed amendments to Accenture SCA’s articles of association is set forth on Annex A hereto.

EXTRAORDINARY ITEMS:

Item No. 1—Reclassification of All of the Class II Common Shares and Class III Common Shares (including the Class III Letter Shares) of the Company into Class I Common Shares and Subsequent Amendments to and Deletions in the Company’s Articles of Association

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on the reclassification of all of the Class II common shares and Class III common shares (including the Class III letter shares) of the Company into Class I common shares (the “Reclassification”). The purpose of the Reclassification of all of the Class II common shares and Class III common shares (including the Class III letter shares) of the Company into Class I common shares is the simplification of Accenture SCA’s shareholder structure (i.e., only Class I common shares will remain in issue by the Company after the Reclassification).

In connection with the Reclassification,

(i) paragraph 1 of article 5 of the Company’s articles of association would be amended, so as to read:

“The Company has a subscribed, issued and fully paid nominal share capital of EUR 1,311,290,080 (one billion three hundred and eleven million two hundred and ninety thousand eighty Euro) divided into 1 (one) unlimited share (action de commandité) held by the General Partner and having a par value of one Euro and twenty-five cents (EUR 1.25) and 1,049,032,063 (one billion forty-nine million thirty-two thousand sixty-three) limited shares (actions de commanditaires) held by the Limited Shareholders having a par value of one Euro and twenty-five cents (EUR 1.25) each, representing an aggregate number of 1,049,032,064 (one billion forty-nine million thirty-two thousand sixty-four) Class I Common Shares (the “Shares”).”; and

(ii) references to the Class II common shares and Class III common shares (including the Class III letter shares) would be deleted in the Company’s articles of association.

Item No. 2—Authorization and Empowerment of the Company’s General Partner to Pay Up to a Certain Amount Taken from the Company’s Distributable Reserves as Interim Dividends and Related Amendments to the Company’s Articles of Association

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on (i) the authorization and empowerment of the Company’s general partner to pay up to a certain amount taken from the Company’s distributable reserves as interim dividends and (ii) the maximum amount that the Company’s general partner will be authorized to pay to the Company’s shareholders until the next annual general meeting of the Company without there being a need for a shareholders’ resolution to be taken.

In September 2009, the Board of Directors of Accenture plc announced a move to declare and pay cash dividends on a semi-annual basis beginning in fiscal 2010. As a result, the Company also intends to begin paying cash dividends on its shares on a semi-annual basis. Under Luxembourg law any such dividend payments must be funded through profits of the year or a distribution from the distributable reserves of the Company. This authorization would permit payment of interim dividends from the Company’s distributable reserves. Approval of this proposal would mean that shareholders would not be asked to separately approve any such interim dividends if made from distributable reserves prior to the next annual general meeting.

In connection with this action, the last paragraph of article 19 of the Company’s articles of association would be amended, so as to read:

“The General Partner may decide to pay interim dividends under the conditions and within the limits laid down in the Law. According to the provisions of the Law, the General Partner may proceed to the payment of interim dividends not more than two months after the date at which interim accounts have been made up in that respect. The payment of dividends, if fully or partially drawn from distributable reserves, whether or not the premium reserve, requires the prior authorisation of a general meeting of Shareholders. Such authorisation can be given for a specific event and a specific transaction or be a general authorisation and cover a number of transactions or cover a certain period of time.”

Item No. 3—Replacement of Accenture Ltd by Accenture plc as General Partner of the Company and Related Amendments to the Company’s Articles of Association

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on the replacement of Accenture Ltd (the parent company of Accenture prior to September 1, 2009) by Accenture plc (the parent company of Accenture since September 1, 2009) as general partner of the Company. As a result of Accenture plc having become Accenture’s parent company in connection with the Transaction, the replacement of Accenture Ltd, which was the parent company of Accenture prior to September 1, 2009, with Accenture plc is necessary in order to mirror the structure prior to September 1, 2009. Historically our general partner has been the publicly traded reporting company of the Accenture group of companies, which is currently Accenture plc. We believe that it is in the best interests of our shareholders to continue that structure. In addition, Accenture Ltd previously announced that it intends to wind down its affairs subsequent to the Transaction.

In connection with this action, the first paragraph of article 1 of the Company’s articles of association would be amended, so as to read:

“There exists a partnership limited by shares (société en commandite par actions) under the name of Accenture SCA (hereinafter referred to as the “Company” or “Accenture SCA”) among Accenture plc, a public limited company organised under the laws of Ireland, being the general partner (associé - gérant commandité) (the “General Partner” or “Accenture plc”) of Accenture SCA, and the current limited shareholders (associés commanditaires) (the “Limited Shareholders”) of the Company and all those persons who shall become Limited Shareholders of the Company.”

In addition, references to Accenture Ltd and Accenture Ltd’s shares in the Company’s articles of association would be replaced with references to Accenture plc and Accenture plc’s shares.

Item No. 4—Renewal of the Authorization and Empowerment to the Company’s General Partner with Respect to the Authorized Share Capital of the Company and Related Amendments to the Company’s Articles of Association

At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on the renewal of the authorization and empowerment granted to the Company’s general partner with respect to the authorized share capital of the Company. Luxembourg corporate law requires that shareholders approve in advance the delegation of authority from them to the general partner of the Company to determine the amount of authorized share capital, authorize any increases to authorized share capital, issue shares without reserving subscription rights to all or part of the existing shareholders and determine any conditions attaching to any subscription of shares. The delegation of authority may be given for a period not to exceed five years.

The current articles of association of Accenture SCA contemplate that the authorization and empowerment to the Company’s general partner with respect to the authorized share capital of the Company will end on June 28, 2010, prior to the next annual general meeting of the Company’s shareholders. This amendment would renew this authorization and empowerment for another five-year period (i.e., until November 16, 2014), except that the authorization will apply to Class I shares only in contemplation of the reclassification of Class II and Class III shares into Class I shares outlined in extraordinary item no. 1. Approval of this proposal would mean that shareholders would not be asked to separately approve any such authorizations prior to November 17, 2014.

In connection with this action, amendments would be made to:

(i)	the nineteenth paragraph of article 5 of the Company’s articles of association, so as to read:

“Notwithstanding the preceding paragraph, the General Partner of the Company is authorised and empowered to render effective an increase of the subscribed and issued capital, in whole or in part, from time to time, within a period starting as of 16 November 2009, and expiring on the fifth anniversary of such date, by issuing Shares representing such whole or partial increase of the capital up to the total amount of the Authorised Share Capital (as defined hereafter) and for the number of Shares being the object of the authorisation. The General Partner shall accept, to the extent required, subscriptions for such Shares.”;

(ii)	the twentieth paragraph of article 5 of the Company’s articles of association, so as to read:

“The authorised capital of the Company is set at EUR 50,000,000,000 (fifty billion Euro) (the “Authorised Share Capital”) consisting of 40,000,000,000 (forty billion) Class I Common Shares of a par value of one euro and twenty-five cents (EUR 1.25) each.”;

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